EXHIBIT 21

Subsidiaries

Duo Software (Pvt.) Limited

(organized under the laws of Sri Lanka)*

Duo Software (Pte.) Limited

(organized under the laws of Singapore)*

*	100% owned subsidiary of Duo World Inc.